November 1, 2018

Darrin R. Uecker
President and Chief Executive Officer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, California 94545

       Re: Pulse Biosciences, Inc.
           Registration Statement on Form S-3
           Filed October 25, 2018
           File No. 333-227974

Dear Mr. Uecker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Andrew D. Hoffman, Esq.